Filed by D-Wave Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Form S-4 File No. 333-263573

Subject Company: DPCM Capital, Inc.

(Commission File No. 001-39638)

The following communications were made available by D-Wave Systems Inc. (“D-Wave”) on July 25, 2022.

Video 1; Dustin Johnson – Director, Enterprise Analytics Save-On-Food

It was almost taking a week in some instances, to be able to make the right decision for the business. So pulling in quantum and benchmarking that, we were able to bring that down from hours and in some cases weeks to minutes and even seconds, so we could achieve the same results in a much more efficient amount of time. And that has led us in a lot of ways to be able to simulate outcomes now; do things that we couldn’t have achieved in the past. And now that we’re starting to see the results and the impact, we are now moving to deployment.

Video 2; Kate Abrey – Principal, Deloitte

It’s a quantum plus traditional compute story versus an either or. And I think that there’s an educational element that we’re in the process of working with you and others to really help our clients to understand what does quantum mean for them, and how can they use it and apply it to their business, given that we’ve had multiple clients say, ‘can you come talk to me about how quantum would work for us?’ So it’s a great time, it’s exciting and they’re looking at all sorts of problem sets from supply chain, to personnel vetting, to hiring, to logistics, to intelligence, so a wide swath of opportunities.

Video 3; Sam Mugel, CTO, Multiverse Computing

We saw this as a low hanging fruit because optimization hardware is so much more developed in quantum than other hardwares. We used this opportunity to make and publish an awful lot of benchmarking that really showed the direct return on investment of using quantum today. And we got some super exciting results. We saw the D-Wave in particular and D-Wave hybrid technology was able to solve huge problem sizes that the standard methods could not even begin to approach.

Important Information About the Proposed Transaction Between D-Wave and DPCM Capital, Inc. (“DPCM Capital”) and Where to Find It:

A full description of the terms of the transaction between D-Wave and DPCM Capital is provided in a registration statement on Form S-4, as amended, filed with the SEC by D-Wave Quantum Inc., that includes a prospectus with respect to the combined company’s securities, to be issued in connection with the transaction and a proxy statement with respect to the stockholder meeting of DPCM Capital to vote on the transaction. D-Wave Quantum Inc. and DPCM Capital urge investors, stockholders, and other interested persons to read the proxy statement/ prospectus, as well as other documents filed with the SEC, because these documents contain important information about D-Wave Quantum Inc., DPCM Capital, D-Wave, and the transaction. DPCM Capital commenced mailing the definitive proxy statement/prospectus to its stockholders on or about July 13, 2022, in connection with the transaction. Stockholders also may obtain a copy of the registration statement on Form S-4, as amended—including the proxy statement/prospectus and other documents filed with the SEC without charge—by directing a request to: D-Wave Quantum Inc., 3033 Beta Avenue, Burnaby, BC V5G 4M9 Canada, or via email at shareholdercomm@dwavesys.com and DPCM Capital, 382 NE 191 Street, #24148, Miami, Florida 33179, or via email at mward@hstrategies.com. The definitive proxy statement/prospectus included in the registration statement, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets, or the business described herein or a commitment to D-Wave Quantum Inc., DPCM Capital, or D-Wave, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

D-Wave Quantum Inc., DPCM Capital, and D-Wave, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of DPCM Capital’s stockholders in respect of the transaction. Information about the directors and executive officers of DPCM Capital is set forth in DPCM Capital’s filings with the SEC. Information about the directors and executive officers of D-Wave Quantum Inc. and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus for the transaction. Additional information regarding the identity of all potential participants in the solicitation of proxies to DPCM Capital’s stockholders in connection with the proposed transaction and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, is included in the definitive proxy statement/prospectus.